Chart Industries, Inc.

One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chart-ind.com

January 17, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Rufus Decker

        Accounting Branch Chief

Re:	Chart Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2011

File No. 1-11442

Dear Mr. Decker:

Chart Industries, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is submitting this letter in response to the Staff’s comment letter, dated December 20, 2011, regarding the above-referenced filings. For your convenience, we have repeated your comments in italics followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Management Discussion and Analysis of Financial Condition and Results…, page 32

Liquidity and Capital Resources, page 40

Sources and Uses of Cash, page 41

1.	Since your foreign operations appear to be significant, please disclose in future filings the following:

•	The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;

Rufus Decker

Accounting Branch Chief

January 17, 2012

•	You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and

•

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

We have reviewed the above-referenced citations, including SEC Release No. 33-8350 and Financial Reporting Codification 501.06.a about the ability to meet upcoming cash requirements and the impact of foreign cash holdings. Total cash and cash equivalents at December 31, 2010 was $165.1 million, which included $92.7 million held in foreign subsidiaries. Total cash and cash equivalents at September 30, 2011 was $382.0 million, which included $74.9 million held in foreign subsidiaries. There are no material restrictions on converting those funds into other currencies and they are available to meet liquidity needs of our foreign operations. We have no current intentions of repatriating those funds which would result in additional U.S. taxes.

In the future, the Company intends to modify the section of the MD&A included in the Annual Report on Form 10-K as set forth below to add the following underlined information, with updating modifications as appropriate:

Sources and Uses of Cash

Years Ended December 31, 2010 and 2009

Our cash and cash equivalents totaled $165.1 million as of December 31, 2010, a decrease of $46.1 million from the balance at December 31, 2009. Approximately $93.0 million of the consolidated year-end 2010 cash balances are maintained in accounts in various foreign subsidiaries and are used to meet the liquidity needs of our foreign subsidiaries. No material restrictions exist in accessing cash held by our foreign subsidiaries and we expect to meet our U.S. funding needs without repatriating non-U.S. cash and incurring the resulting incremental U.S. taxes. Cash equivalents are invested in money market funds that invest in high quality, short-term instruments, such as U.S. government obligations, certificates of deposit, repurchase obligations and commercial paper issued by corporations that have been highly rated by at least one nationally recognized rating organization. Based on the foregoing, we believe that there is low risk that our cash and cash equivalents will not be a source of liquidity for us.

Rufus Decker

Accounting Branch Chief

January 17, 2012

Financial Statements

Note A – Nature of Operations…, page F-9

Goodwill and Other Intangible Assets, page F-11

2.	Please revise your disclosure in future filings to clarify, if true, that your reporting units are your operating segments, which are also the reportable segments.

Response:

In future filings, the Company will modify the disclosures in the “Nature of Operations and Summary of Significant Accounting Policies” section in the Notes to the Financial Statements included in the Annual Report on Form 10-K to indicate that our reporting units are the same as our operating segments, which are also our reportable segments.

Form 10-Q for the Period Ended September 30, 2011

General

3.	Please address the above comments in your interim filings, as applicable.

Response:

In future interim filings with the Commission, we will address the comments above as necessary in accordance with our responses provided herein.

Exhibits 31.1, 31.2, 32.1 and 32.2

4.	In future filings, please revise your certifications to include the title of the individual below the name of the individual signing the certification.

Response:

In future filings with the Commission, consistent with the certifications included in our most recent Annual Report on Form 10-K, we will include the title of the individual below the name of the individual signing the certification.

Rufus Decker

Accounting Branch Chief

January 17, 2012

In addition to responding to the foregoing comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President, Chief Financial Officer and Treasurer

cc:	Matthew J. Klaben Kenneth J. Webster David Maraldo, Ernst & Young LLP Arthur C. Hall III, Calfee, Halter & Griswold LLP